Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three month period ended March 31, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its financial results for the three month period ended March 31, 2006 to the same period in the previous year.  This MD&A should be read in conjunction with the Company’s annual MD&A for the year-ended December 31, 2005 and the Company’s unaudited interim consolidated financial statements for the three month period ended March 31, 2006.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of May 3, 2006.

This MD&A contains certain statements which may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States.  Forward-looking statements include, but are not limited to, statements regarding mine development programs, mineral resource estimates and statements that describe the Company’s future plans, objectives or goals.  Forward-looking statements involve various known and unknown risks and uncertainties, which may cause actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such statements.   As a result, readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates.  Important factors that could cause actual results to differ materially from the Company’s expectations include results of mine permitting activities, future gold prices, future prices of fuel, steel and other construction items, as well as other risk factors described under the heading “Risk Factors” in the Company’s most recent Annual Information Form.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Table of Contents

1.

Summary of Recent Activities and Business Outlook

2.

Review of Financial Results

3.

Liquidity and Capital Resources

4.

Financial Outlook

5.

Disclosure of Outstanding Share Data

1. SUMMARY OF RECENT ACTIVITIES AND BUSINESS OUTLOOK

In 2005, the Company completed a bankable feasibility study (“Study”) on the Company’s 100% owned Meadowbank Gold Project, located in Nunavut, Canada.  The Study outlines a conventional open pit gold mine with a mine life of 8.1 years and proven and probable reserves of 2.9 million ounces.  The Company is currently in the process of securing the requisite mine permitting to allow a production decision.

In December 2005, bank-appointed independent engineers SRK Consulting (UK) Limited (“SRK”) completed a due diligence audit of the Study.  The Company updated the Feasibility Study financial model for the findings of the SRK audit and announced improvements to the project’s economics in December 2005.  The financial projections assume a long term gold price of US$400/oz., an exchange rate of US$0.75 per Cdn$1.00, and full equity financing.

Meadowbank Gold Project (December 2005 update)*

(assuming US$400/oz. gold, and US$0.75 per Cdn$1.00)

Open Pit Mineral Reserve (Proven & Probable)**	2,890,000 ounces
Average Life of Mine Recovery Rate	93.2%
Mine Life	8.1 years
Average Annual Production Rate Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$175 US$201
Pre-tax Net Present Value @ 0% After-tax Net Present Value @ 0%	US$243 million US$155 million
Pre-tax Internal Rate of Return After-tax Internal Rate of Return	17.6% 12.8%
Pre-production Capital Costs	$313 million
Payback Period	3.8 years

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this MD&A have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this MD&A may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

* Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

** Meadowbank Gold Reserves (First Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101.  Dr. Mike Armitage, Managing Director of SRK (the bank appointed independent engineer) is the independent Qualified Person responsible for preparation of stated reserves.

2006 exploration program

The Company has planned a $3.9 million exploration program for 2006.  The two phased exploration program, which includes approximately 9,000 metres of diamond drilling, will focus on increasing gold resources and reserves at the recently discovered Cannu zone and exploring other targets along the 25 kilometre Meadowbank gold trend.  The drilling program commenced in April 2006.

Permitting and development schedule

The development of the Meadowbank Project is being reviewed by the Nunavut Impact Review Board (“NIRB”) as provided under the Nunavut Land Claims Agreement.  During the week of March 27, 2006 the Company participated in the final hearings for the NIRB’s review process.  On April 25, 2006 the Company announced that the NIRB has requested further information from the Company with respect to three aspects of the project including, certain aspects of the proposed conventional access road, certain socio-economic impacts and questions resulting from consultations with Chesterfield Inlet residents.  The Company will respond to the NIRB’s information request during the second quarter of 2006.  After completing its review, the NIRB will submit its recommendation and report to the Federal Minister of Indian and Northern Affairs, for final approval of the project certificate.  Due to the additional time required to respond to the NIRB and the constraints of the limited summer shipping season (mid-July to late September), the Company’s planned construction activities for 2006 could be delayed.   Depending on receipt of permits and licences, mining operations could commence in late 2008 or early 2009.

Inuit Impact Benefit Agreement

In February 2006, the Company and the Kivalliq Inuit Association announced that they had reached an agreement with respect to an Inuit Impact Benefit Agreement (“IIBA”) for the Meadowbank project.  This agreement is subject to ministerial approval.  The IIBA will ensure that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that Cumberland will provide for Inuit regarding traditional, social and cultural matters.

Financing activities

In March 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  At a Cdn$600 per ounce gold price, the monetized value of the gold loan would be approximately Cdn$250 million.  The bank commitment and the Company’s ability to draw down under the facility are subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The first draw down under the debt facility is expected by mid-2007.  The proceeds from this gold loan facility would be applied to partially finance the development and construction activities at the Meadowbank Gold Project.

On April 12, 2006, the Company closed a non-brokered private placement of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $5,000,000.  These proceeds will be used for continued exploration of the Meadowbank gold project and on other eligible properties.

Meliadine Property Interests

On January 1, 2006, the Company received a $1.5 million option payment from Comaplex Minerals Corp. (Comaplex) with respect to its 22% interest (carried to production) in the Meliadine West Gold Project.  The Company is entitled to receive an annual option payment of $1.5 million (plus an inflation adjustment) from Comaplex every year until commercial production is achieved at the Meliadine West Gold Project.

2. REVIEW OF FINANCIAL RESULTS

a) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Company’s consolidated annual financial statements for the year ended December 31, 2005.  Other than the accounting policy changes described below in Section 2(b), there have been no changes to the Company’s significant accounting policies in 2006.

The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to implement a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

The Company has not yet made a production decision to develop a mine on any of its mineral properties and therefore all development costs were expensed in the first three months of 2006.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probable reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.  No write downs of mineral property interests were recorded in the first three months of 2006.

Site closure costs

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from it’s mineral property sites in Nunavut and to perform other site reclamation work.  Although the timing and amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $485,842 at March 31, 2006 based on the expected payments of $1,168,526 to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.  Future changes in the assumed timing and amount of site restoration costs, or in the discount rate, could have a material impact on the Company’s recorded obligation for site closure costs.

Accounting for stock-based compensation

The Company accounts for stock-based compensation, including stock options and warrants granted to employees, directors and consultants, under the fair value based method.  The fair value of the stock options and warrants is calculated at the date of grant and then amortized over the vesting period.  The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options and warrants.  This model is subject to various assumptions including the expected life of the option and the volatility of the Company’s share price.  The Company relies primarily on historical information as the basis for these assumptions.

b) Changes in Accounting Policies

Effective January 1, 2006 the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the income statement.

The Company has classified its investment in a public company as available-for-sale and therefore carries it at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income.  These amounts will be reclassified from shareholders’ equity to net income when the investment is sold.  Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value.  This change in accounting policy resulted in a $229,803 increase in the carrying value of investments in public companies as at January 1, 2006, representing the cumulative unrealized gain at that time.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  In accordance with this new standard, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company does not currently engage in any hedging activity and, as a result, the adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

c) Results of Operations

Three month period ended March 31, 2006 compared to 2005

The Company incurred a net loss of $1.0 million ($0.02 per share) in the first quarter of 2006 compared to $0.5 million ($0.01 per share) in the first quarter of 2005.  This increase in net loss is primarily due to increased expenses for Meadowbank exploration and development and project financing costs, and a reduction in the gain on sale of investments in public companies.  These factors were partially offset by an increase in the annual option payments received from the operator of the Meliadine West joint venture.

The largest component of the Company’s net loss relates to exploration and development costs at the Meadowbank project.  In the first quarter of 2006 the Company incurred exploration and development costs at Meadowbank of $1.6 million compared to $1.1 million in the first quarter of 2005.  This increase primarily relates to environmental and permitting costs associated with the NIRB final hearings and increased costs for mine development public relations.

The Company had no operating revenues in the first quarter of 2006 or 2005, as it had not commenced mining operations.

In January 2006, the Company received a $1.5 million annual option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.  The annual option payment received in January 2005 was $0.5 million.  The Company earned interest revenue of $0.2 million in the first quarter of 2006 which is consistent with the first quarter in 2005, as the lower cash balances were offset by higher interest rates in the current year.   The gain on sale of investment in a public company of $0.6 million in the first quarter of 2005 related to sales of shares in Eurozinc Mining Corpoartion.  All of the remaining shares in this investment were sold in 2005.

Other expenses for the first quarter of 2006, including general and administrative and corporate expenses, increased to $1.1 million from $0.6 million in the first quarter of 2005.  This increase primarily related to $0.4 million of project financing costs for pre-arranging advisory services related to debt financing for the Meadowbank project.

Stock-based compensation expense decreased to $0.03 million in the first quarter of 2006 from $0.09 million in the first quarter of 2005, as fewer options were vesting during the first quarter of the current year.

d) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2006	2005				2004
	First	Fourth	Third	Second	First	Fourth	Third	Second

Option receipts	1,500,000	-	-	-	500,000	-	-	-
Other income	223,801	207,563	478,239	358,457	860,459	354,885	303,512	732,859

Exploration and development costs	(1,609,739)	(1,799,989)	(2,191,953)	(2,572,390)	(1,103,617)	(939,069)	(2,125,327)	(3,937,040)
Stock-based compensation	(33,062)	(33,062)	(52,804)	(939,518)	(92,287)	(194,272)	(1,276,206)	(204,845)
Other expenses	(1,124,425)	(1,050,676)	(944,328)	(699,087)	(617,044)	(557,591)	(554,831)	(760,328)

Net loss	(1,043,425)	(2,676,164)	(2,710,846)	(3,852,538)	(452,489)	(1,336,047)	(3,652,852)	(4,169,354)
Net loss per share	(0.02)	(0.05)	(0.05)	(0.07)	(0.01)	(0.02)	(0.07)	(0.08)

The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

3. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of cash during the first three months of 2006 was the $1.5 million annual option receipt from the operator of the Meliadine West joint venture.  The Company also earned interest income of $0.2 million and received $0.4 million of cash from the issuance of common shares for exercised stock options.   The Company has not yet commenced mining operations and consequently has no other internal sources of cash.

At March 31, 2006 the Company had cash and cash equivalents of $27.6 million (December 31, 2005 - $27.9 million).  The majority of this amount is invested in highly liquid Canadian dollar denominated investments in banker’s acceptances with maturities through April 25, 2006.  The counter-parties are financial institutions.  At March 31, 2006, these instruments were yielding a weighted average interest rate of 3.5% per annum (at December 31, 2005 – 3.0% per annum).

In the first three months of 2006, the Company used net cash of $0.4 million in operating activities.  This net use of cash primarily related to Meadowbank exploration and development costs and other corporate costs, which were partially offset by the option receipt and interest income.

At March 31, 2006 the Company had working capital of $27.0 million as compared to $27.5 million at December 31, 2005.  On April 12, 2006 the Company closed a non-brokered private placement of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $5.0 million.

Commitments and contractual obligations

The Company has estimated future costs of $1.2 million (December 31, 2005 - $1.2 million) to be incurred primarily in 2017 related to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.  The estimated fair value of this future obligation is accrued as a liability on the Company’s balance sheet in the amount of $0.5 million as at March 31, 2006.

The Company has committed to use certain third party mobile equipment between 2006 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $3.7 million.

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Five of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As at March 31, 2006, the estimated contingent payment with respect to such bonuses is approximately $1.8 million, none of which has been accrued.

The Company did not enter into any significant new operating or capital lease agreements in the first three months of 2006.  The Company has a contingent loan balance of approximately $17.9 million at March 31, 2006 (December 31, 2005 - $17.2 million).  This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

4. FINANCIAL OUTLOOK

The outlook for the Company is dependent on the successful permitting, development and exploitation of the Meadowbank Gold Project.  Assuming that all required approvals are received and a final production decision is made by the Company with respect to Meadowbank, substantial long-term financing would be required to develop and construct the property.  The estimated initial capital costs for the Meadowbank project are $313 million, excluding working capital, capitalized financing costs  and any costs associated with cost overrun security required as a condition of bank financing.  The Company anticipates that financing would be derived from a combination of debt and equity financing.

A wholly-owned subsidiary of the Company has secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment and the Company’s ability to draw down under the facility are subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The first draw down under the debt facility is expected by mid-2007.  The proceeds realized from this project debt facility will finance a significant portion of the development and construction activities at the Meadowbank Gold Project.  The amount of additional equity that the Company may be required to raise has yet to be determined and will depend on a number of factors, including i) the amount of cash the Company has on hand, ii) the amount of any project capital assistance that the Company may be able to secure from government sources and iii) proceeds realized from any incremental  subordinated indebtedness that the Company may raise in the future.

The ultimate success of Meadowbank will be dependent on, among other factors, the actual capital and operating costs of the project, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company partially finances the development of Meadowbank with long-term debt financing, the Company’s future profitability may be sensitive to market interest rates.

The Company has planned a $3.9 million exploration program at Meadowbank in 2006.  In addition, the Company expects to incur approximately $5.7 million on other Meadowbank project development activities in 2006 and $3.1 million on general and administrative, project financing and other corporate expenditures.  The Company will be able to fund these expenditures from its existing cash balances.

5.  DISCLOSURE OF OUTSTANDING SHARE DATA

The following is a summary of changes in outstanding shares, stock options and warrants since March 31, 2006:

	Common shares outstanding	Stock options outstanding	Warrants outstanding	Share capital $
Balance, March 31, 2006	55,380,941	3,830,000	250,000	113,283,864
Issuance of common shares	833,333	-	-	5,000,000
Stock options exercised	142,000	(142,000)	-	573,721
Stock options granted	-	40,000	-	-
Balance, May 3, 2006	56,356,274	3,728,000	250,000	118,857,585